AQUARIUS
PLATINUM LIMITED

02 MAR 18 AM 8:42

FACSIMILE TRANSMISSION

Date:	19 March 2002	
To:	Office of International Corporation Finance	
Company:	Securities and Exchange Commission	
Fax:	0011 1 202 942 9624	
From:	Melissa Sturgess	
Number of Pages:	26	(Including this cover page)
Re:	**Aquarius Platinum Limited – File # 82-5097**	

SUPPL

02015942

dw 3/19

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

19 March 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the Alternative Investment Market ("AIM") of the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

AQP92	15 March 2002	ASX & LSE	Announcement	Aquarius Announces 33.4% Increase in Net Profit – Declares Interim Dividend US$0.02 and Appendix 4B – Half Yearly Results for the Period Ending 31 December 2002

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9485 2111.

Very truly yours
AQUARIUS PLATINUM LIMITED

MELISSA STURGESS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

CONFIRMATION O
FACSIMILE SENT .....

FACSIMILE TRANSMISSION

Date:	15 March 2002
To:	Manager Announcements
Company:	Australian Stock Exchange Limited
Fax:	1300 300 021
From:	Willi Boehm
Number of Pages:	24 (Including this cover page)
Re:	ANNOUNCEMENT:

- **AQUARIUS ANNOUNCES 33.4% INCREASE IN NET PROFI DECLARES INTERIM DIVIDEND US$0.02**
- **APPENDIX 4B - HALF YEARLY RESULTS FOR THE PERIO ENDING 31 DECEMBER 2002**

Dear Sir / Madam

Please find attached an announcement for release to the market on behalf of Aquarius Platinum Limited

Yours faithfully
AQUARIUS PLATINUM (AUSTRALIA) LIMITED

WILLI BOEHM
Company Secretary

A.B.N. 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O.BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.cor

82 - 5097

AQUARIUS
PLATINUM LIMITED

15 March 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

AQUARIUS ANNOUNCES 33.4% INCREASE IN NET PROFIT - DECLARES INTERIM DIVIDEND US$0.02

Highlights of the half year:

- **Consolidated net operating profit after tax: US$13.3m, up 33.4%.**
- **US$0.02 per share interim dividend declared, payable on 19th April 2002**
- **Cash margin (on mine) 56.6%**
- **Aquarius Group PGM production 109,826 ounces, a 58% increase from the previou corresponding period**
- **Kroondal expansion to 240,000 ounces PGMs per annum completed ahead of schedule and under budget**

Aquarius Platinum Limited (Aquarius) today announced a group net profit after interest an tax of US$13.3 million for the half year ended 31 December 2001, a 33.4% increase from th previous corresponding period. The declared result is after costs associated with th amortisation of fair value uplift of mineral properties associated with the takeover of Kroonda Platinum Mines Limited (KPM), and interest expense totalling US$7 million.

Consolidated profit before tax as a percentage of revenue was 42.8%.

In line with this half yearly result Aquarius has declared an interim dividend of US$0.02 pe share to be paid on 19th April 2002 to shareholders registered at the close of trade on 28th Marc 2002. The US$1.45 million dividend payment to shareholders will be funded from current cas reserves.

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL:info@aquariusplatinum.com WEBSITE:www.aquariusplatinum.com

82-5097

Aquarius Chief Executive Officer, Mr Stuart Murray said, "The excellent operationa performance achieved at Kroondal, combined with good progress at Marikana and Everes South, has placed Aquarius on track for continued delivery to shareholders. With ZAR-basec cash costs, ongoing demand for the PGMs (albeit at lower prices than the previous year) and th prospect of a main board listing in London, we anticipate that shareholder expectations wil continue to be met."

"Kroondal has proven its ability as a profitable platinum producer, an exceptional result giver the fast-tracking of the project from financing to project completion," Mr Murray said.

"Our dividend declaration is further proof of our confidence for Kroondal to continue to returr profits and our faith in the success of Marikana and Everest South."

Revenue for the half year was US$54.8 million up from US$51.2 million in the previous period Increased production together with the devaluation of the South African Rand has effectivel minimised the impact of lower PGM metal prices experienced during the six month period.

Interest expense for the half year was US$2.3 million compared to US$1.2 million for th previous corresponding period. The increase in interest expense is attributable to the funding o the KPM takeover.

Depreciation and amortisation increased from US$1.4 million to US$7.5 million due to the writ off of the fair value uplift of mineral properties associated with the acquisition of KPM.

Loss on foreign currency exchange of US$2.5 million occurred due to conversion of ZAF denominated monetary assets due to the depreciating ZAR against the US$.

The Group's loan portfolio which at 31 December was US$56 million, down from US$81 millior in the previous corresponding period is in the process of being re-financed. The decrease in deb which is held in South African currency (ZAR) is due substantially to the depreciating ZAR. Th re-financing package being completed by Investec Bank will include the provision of a nev ZAR390 million four year term facility financing package to Aquarius Platinum (South Africa (Pty) Ltd that will allow for inter alia:

i) a partial repayment of the ZAR504 million facility
ii) the repayment of the ZAR124.8 million working capital loan granted by Implats tc AQPSA in February 2001 and
iii) a standby facility for AQPSA to complete the Marikana project in the unlikely even of an overrun of the project capital or a significant deterioration of current Ranc prices received for the Kroondal production.

Mining operations

The Group achieved a 58% increase in PGM production to 109,826 ounces during the half year During the six months the group's operational team successfully commissioned the Kroonda Mine expansion to effectively increase plant capacity to 240,000 ozs of PGM per annum Production during the year reflected 1,286,500 tons from underground mining and 155,000 fror open pit operations. Cash costs per milled ton for the year was under US$13 (ZAR116).

The Board of Aquarius wishes to commend the mining and metallurgy team at Kroondal fo their outstanding achievements.

82-5097

Expansion
The 50% expansion in plant capacity at KPM was completed on schedule and below budget ir June 2001. Since commissioning of the expansion, KPM has experienced a steady increase ir monthly production of PGMs. This is particularly encouraging for the next 12 months o: operations. Based on the performance to date of the expanded KPM plant, the mine is expectec to produce 240,000 ounces of PGM per annum.

Operational statistics for the half year were:

Production:

	Half Year ended 31 December 2001				Half Year ended 31 December 2000			
	ROM tons	**ounces**	**US$**	**ZAR**	**ROM tons**	**ounces**	**US$**	**ZAR**
Underground production	1,286,500				909,400			
Open-pit production	155,000				96,300			
PGMs								
Platinum		66,759				41,479		
Palladium		31,087				20,077		
Rhodium		11,321				7,368		
Gold		659				528		
Total production		109,826				69,452		
Cash costs(on mine)								
ROM per ton			12.50*	116			14.07	10
Per PGM ounce			165*	1,531			242	1,76

* Based on average exchange rate for the period of ZAR9.29062: US$1.

Corporate

London Stock Exchange (LSE)
Aquarius is in the process of applying to the London Stock Exchange to migrate its curren listing from the Alternative Investment Market (AIM) to the main board of the LSE. This move which is a natural progression for the Company following two very successful years on the AIM market will make the Company more accessible to a larger pool of investment funds. The LSE listing is expected to be completed in May following the restructure/rationalisation of the Group's South African assets.

82-5097

A summary of Aquarius Group results follows:
Half Year ended 31 December 2001:

US$'000

	Half Year ended 31 December 2001	Half Year ended 31 December 2000
Revenue		
Sale of PGM concentrate	54,122	47,757
Other	702	3,399
Total revenue	**54,824**	**51,156**
Cost of sales		
Mining costs	(16,661)	(13,452)
Depreciation	(2,794)	(1,349)
Royalties	(174)	(286)
Total cost of sales	(19,629)	(15,087)
Gross profit	35,195	36,069
Administrative costs	(2,112)	(1,135)
Amortisation of mining properties	(4,751)	-
Foreign exchange loss	(2,572)	(86)
Other costs	-	(787)
Profit from operating activities	**25,760**	**34,061**
Finance costs	(2,294)	(1,178)
Group restructure costs	-	(179)
Profit before income tax	**23,466**	**32,704**
Income tax	(8,913)	(9,916)
Net profit	**14,553**	**22,788**
Outside equity interests	(1,270)	(12,827)
Net profit attributable to members	**13,283**	9,961

Further information please contact:

In Australia:
Ed Nealon
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) Pty Limited
+27 11 455 2050

In United Kingdom:
Tim Blackstone
Blackstone Business Communications
+44 207 251 2527
or:
Matt Sutcliffe
Beeson Gregory
+44 20 7488 4040

Yours faithfully
AQUARIUS PLATINUM LIMITED

WILLI BOEHM
Company Secretary

82-5097

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly report

Introduced 1/7/2000.

Name of entity

AQU ARIUS PLATINUM LIMITED

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
ARBN 087 577 893	✓		31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$US'000
Revenues from ordinary activities *(item 1.1)*	Up	7.2%	to	54,824
Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up	33.4%	to	13,283
Profit from ordinary activities after tax attributable to members *(item 1.23)*	up	33.4%	to	13,283
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	N/a		
Net profit for the period attributable to members *(item 1.11)*	up	33.4%	to	13,283

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	nil 2 cents	Nil
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	Nil	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 28 March 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Percentage movements above been omitted in instances where reported figures have changed from loss in the previous period to profits in the current period.

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $US'000	Previous corresponding period - $US'000
1.1	Revenues from ordinary activities	54,824	51,156
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(29,064)	(17,274)
1.3	Borrowing costs	(2,294)	(1,178)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**23,466**	**32,704**
1.6	Income tax on ordinary activities (*see note 4*)	(8,913)	(9,916)
1.7	**Profit (loss) from ordinary activities after tax**	**14,553**	**22,788**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**14,553**	**22,788**
1.10	Net profit (loss) attributable to outside +equity interests	1,270	12,827
1.11	**Net profit (loss) for the period attributable to members**	**13,283**	**9,961**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	12,914	3,789
1.13	Net profit (loss) attributable to members (*item 1.11*)	13,283	9,961
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	1,456	-
1.17	**Retained profits (accumulated losses) at end of financial period**	**24,741**	**13,750**

Profit restated to exclude amortisation of goodwill

		Current period $US'000	Previous corresponding period $US'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	14,553	22,788
1.19	Less (plus) outside +equity interests	1,270	12,827
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**13,283**	9,961

+ See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period $US'000	Previous corresponding period $US'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	14,553	22,788
1.22	Less (plus) outside +equity interests	1,270	12,827
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**13,283**	**9,961**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $US'000	Previous corresponding period $US'000
1.24	Details of revenue and expenses		
	Revenue:		
	Sale of goods	54,122	47,757
	other	702	3,399
	Total revenue	54,824	51,156
	Cost of sales	(19,629)	(15,087)
	Gross Profit	35,195	36,069
	Amortisation of fair value uplift of mineral properties	(4,751)	-
	Gross profit after amortisation of fair value uplift of mineral properties	30,444	36,069
	Administrative costs	(2,112)	(1,135)
	Foreign exchange loss	(2,572)	(86)
	Other operating costs	-	(787)
	Profit/(loss) from operating activities	25,760	34,061
	Finance costs	(2,294)	(1,178)
	Group restructure costs	-	(179)
	Profit/(loss) before income tax	23,466	32,704

+ See chapter 19 for defined terms.

82-5097

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $US'000 (a)	Related tax $US'000 (b)	Related outside +equity interests $US'000 (c)	Amount (after tax) attributable to members $US'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	
2.3	**Total amortisation of intangibles**	-	-	-	
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $US'000	Previous year - $US'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/a	N/a
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/a	N/a

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $US'000	As shown in last annual report $US'000	As in last half yearly report $US'000
	Current assets			
4.1	Cash	30,566	33,290	39,699
4.2	Receivables	19,558	29,378	33,950
4.3	Investments	6	6	6
4.4	Inventories	1,119	2,244	916
4.5	Other (provide details if material)	6	7	7
4.6	**Total current assets**	**51,255**	**64,925**	**74,578**
	Non-current assets			
4.7	Receivables	5,913	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	18	18	-
4.10	Inventories		-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	24,985	19,035	12,227
4.12	Development properties (+mining entities)	109,984	163,484	63,964
4.13	Other property, plant and equipment (net)	258	286	298
4.14	Intangibles (net)	-	-	-
4.15	Other (provide details if material)	-	-	-
4.16	**Total non-current assets**	**141,158**	**182,823**	**76,489**
4.17	**Total assets**	**192,413**	**247,748**	**151,067**
	Current liabilities			
4.18	Payables	4,978	8,272	7,343
4.19	Interest bearing liabilities	56,279	80,712	8,666
4.20	Provisions	9,277	13,692	1,681
4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	**70,534**	**102,676**	**17,690**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	11	13	24
4.25	Provisions	31,073	46,380	15,458
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	**31,084**	**46,393**	**15,482**
4.28	**Total liabilities**	**101,618**	**149,069**	**33,172**
4.29	**Net assets**	**90,795**	**98,679**	**117,895**

+ See chapter 19 for defined terms.

82-5097

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	10,919	10,582	10,064
4.31	Reserves: Share premium	82,733	76,815	64,393
	: Foreign exchange	(31,302)	(5,451)	(3,320)
4.32	Retained profits (accumulated losses)	24,741	12,914	13,750
4.33	**Equity attributable to members of the parent entity**	**87,091**	**94,860**	**84,887**
4.34	Outside +equity interests in controlled entities	3,704	3,819	33,008
4.35	**Total equity**	**90,795**	**98,679**	**117,895**

4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $US'000	Previous corresponding period - $US'000
5.1	Opening balance	19,035	4,026
5.2	Expenditure incurred during current period	10,780	8,201
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc. - Unfavourable foreign exchange variance	(4,830)	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	**24,985**	**12,227**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $US'000	Previous corresponding period - $US'000
6.1	Opening balance	163,484	52,370
6.2	Expenditure incurred during current period	7,686	16,732
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	(7,545)	(1,488)
6.5	Acquisitions, disposals, revaluation increments, etc.	-	(3,650)
	Unfavourable foreign exchange variance	(53,641)	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**109,984**	**63,964**

+ See chapter 19 for defined terms.

82-5097

Consolidated statement of cash flows

		Current period $US'000	Previous corresponding period - $US'000
	Cash flows related to operating activities		
7.1	Receipts from customers	50,480	47,717
7.2	Payments to suppliers and employees	(19,785)	(27,640)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	703	667
7.6	Interest and other costs of finance paid	(861)	(979)
7.7	Income taxes paid	(8,319)	-
7.8	Other		
7.9	**Net operating cash flows**	**22,218**	**19,765**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(6)	(44)
7.11	Proceeds from sale of property, plant and equipment	-	3,025
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	17
7.16	Other (provide details if material)	-	(15)
	Payments for mine development costs	(7,111)	
	Payments for exploration expenditure	(10,780)	
	Payments for acquisition of outside equity interests in controlled entity Kroondal Platinum Mines Limited	(575)	(17,042)
7.17	**Net investing cash flows**	**(18,472)**	**(14,059)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	436	46,226
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	(19,305)
7.21	Dividends paid	(2,822)	-
7.22	Other (capital raising costs & borrowing costs)	-	(756)
7.23	**Net financing cash flows**	**(2,386)**	**26,165**
7.24	**Net increase (decrease) in cash held**	1,360	31,871
7.25	Cash at beginning of period *(see Reconciliation of cash)*	33,290	8,287
7.26	Exchange rate adjustments to item 7.25.	(4,084)	(459)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**30,566**	**39,699**

+ See chapter 19 for defined terms.

82-5097

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Nil

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $US'000	Previous corresponding period - $US'000
8.1 Cash on hand and at bank	27,372	748
8.2 Deposits at call	3,194	39,472
8.3 Bank overdraft	-	(521)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**30,566**	**39,699**

Ratios	Current period	Previous corresponding Period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	42.80%	63.93%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.33)*	15.25%	11.73%

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	18.60 cents	19.45 cents
(b) Diluted EPS (if materially different from (a))	-	-
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	71,398,462	51,214,895

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	N/a	N/a

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $US'000	Previous corresponding period - $US'000
12.1	Interest revenue included in determining item 1.5	702	674
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	(7,545)	(1,349)
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*		
	costs associated with takeover of Kroondal Platinum Mines Limited	-	(179)
	cost of restructure	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/a
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	N/a
13.3	Date from which such profit has been calculated	N/a
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/a

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/a
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/a
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/a
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/a
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/a

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

The economic entity operates predominantly in the mining industry through the ownership and operation of platinum group metals mining projects. Its principal assets are located in the Republic of South Africa.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	19 April 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	28 March 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/a

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	Nil	Nil	Nil
15.5	Previous year	Nil	Nil	Nil
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	2 cents	Nil	Nil
15.7	Previous year	Nil	Nil	Nil

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	Nil	Nil
15.9	Preference +securities	Nil	Nil

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $US'000	Previous corresponding period - $US'000
15.10	+Ordinary securities	1,456	Nil
15.11	Preference +securities	Nil	Nil
15.12	Other equity instruments	Nil	Nil
15.13	**Total**	1,456	Nil

The +dividend or distribution plans shown below are in operation.

The economic entity does not anticipate declaring a dividend in the next twelve months.

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/a

Any other disclosures in relation to dividends (distributions

N/a

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $US'000	Previous corresponding period- $US'000
16.1	Profit (loss) from ordinary activities before income tax	Nil	Nil
16.2	Income tax on ordinary activities	Nil	Nil
16.3	**Profit (loss) from ordinary activities after income tax**	Nil	Nil
16.4	Extraordinary items net of tax	Nil	Nil
16.5	**Net profit (loss)**	Nil	Nil
16.6	Outside +equity interests	Nil	Nil
16.7	**Net profit (loss) attributable to members**	Nil	Nil

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $US'000	Previous corresponding period- $US'000
17.1 **Equity accounted associates and joint venture entities** Nil				
17.2 **Total**				
17.3 Other material interests Nil				
17.4 **Total**				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities**	N/a	N/a	N/a	N/a
18.2	Changes during current period	N/a	N/a	N/a	N/a
18.3	**+Ordinary securities**	72,791,234	72,791,234		
18.4	Changes during current period (a) Increases through issues Increases through options exercised (see item 18.9)	 1,630,000 615,000	 1,630,000 615,000	 various	 various
18.5	**+Convertible debt securities**	N/a	N/a	N/a	N/a
18.6	Changes during current period	N/a	N/a	N/a	N/a
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	Options issued pursuant to Company Option Plan	1,715,000	-	GBP2.50	26/10/2011
18.8	Issued during current period	-	-	-	-
18.9	Exercised during current period	100,000 100,000 150,000 15,000 50,000 200,000	- - - - - -	A$0.5575 A$0.4943 $0.4069 A$0.5575 A$0.44 GBP1.15	18/11/2002 23/12/2002 17/04/2003 17/04/2003 20/01/2004 01/05/2010
18.10	Expired during current period	300,000	-	GBP1.15	01/05/2010
18.11	**Debentures** *(totals only)*	N/a	N/a		
18.12	**Unsecured notes** *(totals only)*	N/a	N/a		

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: interim financial reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. The half year financial report has been prepared in accordance with the historical cost convention.

Material factors affecting the revenues and expenses of the economic entity for the current period

Net profit after tax attributable to members for the period was 33.4% higher than the previous corresponding period. The expansion of the Kroondal plant's capacity by 50% (completed in July 2001) has increased pgm production to 109,826 pgm ozs, an increase of 58% over the corresponding six month period. Revenue for this period was only 7% higher due to lower pgm metal prices experienced during the period. Depreciation of the South African Rand in the second half of the reporting period has softened the impact of lower pgm metal prices. Non-mining costs incurred during the period have increased as a result of costs incurred (amortisation, interest expense) in regard to the acquisition of approximately 50% of Kroondal Platinum Mines Limited's issued capital and the impact of foreign exchange losses due to the depreciating South African Rand.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Aquarius Platinum Limited (AQP) has entered into agreements with Investec Bank Limited (IBL) and Impala Platinum Holdings Limited (Implats) to extend the Implats guaranteed ZAR504 million facility to 30 April 2002 from 31 December 2001.In addition, under the terms of the agreement an option exists whereby Implats may convert the facility to equity.

Re-financing arrangements are in the process of being finalised. Key features will be the provision of a new ZAR390 million 4 year term facility financing package by Investec Bank Limited to AQPSA that will allow for inter alia:

i) a partial repayment of the ZAR504 million facility
ii) the repayment of the ZAR124.8 million working capital loan granted by Implats to AQPSA in February 2001 and
iii) a standby facility for AQPSA to complete the Marikana project in the unlikely event of an overrun of the project capital or a significant deterioration of current Rand prices received for the Kroondal production.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

N/a

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

A deferred tax liability in respect of the acquisition of Kroondal Platinum Mines Limited has been recognised during the half year in accordance with IAS 21: Income Taxes. Comparative information has been adjusted accordingly. This has no effect on net assets or profit for the period or the prior periods.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/a
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/a

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/a
Date	N/a
Time	N/a
Approximate date the +annual report will be available	N/a

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used	International Accounting Standards including IAS 34 (interim financial reporting)

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.

+ See chapter 19 for defined terms.

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☐ The +accounts are in the process of being audited or subject to review. ☐ The +accounts have *not* yet been audited or reviewed.

5 ~~If the audit report or review by the auditor~~ is not attached, details ~~of any qualifications are attached/will follow immediately they are available* (delete one)~~. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constitued audit committee.

Sign here: .... Date: 15 March 2002.
(~~Director~~/Company Secretary)

Print name: .Willi Boehm..

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts*, and *AASB 1040: Statement of Financial*

+ See chapter 19 for defined terms.

Position. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $US'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $US'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

+ See chapter 19 for defined terms.

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13. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

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ERNST & YOUNG

Reid Hall
3 Reid Street
Hamilton HM 11, Bermuda
P.O. Box HM 463
Hamilton HM BX, Bermuda

Phone: (441) 295-70(
Fax: (441) 295-51(
www.ey.bm

REVIEW ENGAGEMENT REPORT

TO THE DIRECTORS

AQUARIUS PLATINUM LIMITED

We have reviewed the consolidated balance sheet of Aquarius Platinum Limited as at December 31, 2001, and the consolidated statements of income and retained earnings and cash flows for the half-year then ended. Our review was made in accordance with generally accepted International accounting standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the company. All information included in these financial statements is the responsibility of the company's directors.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with generally accepted International accounting principles.

Ernst + Young

March 15, 2002

Chartered Accountants